SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Perfect Moment Ltd.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

713715 100

(CUSIP Number)

Max Gottschalk

c/o Perfect Moment Ltd.

307 Canalot Studios

222 Kensal Road

London W10 5BN

United Kingdom

+44 (0)204 558 8849

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Max Gottschalk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,580,863 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,580,863 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,580,863 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	23.0% (2)
14	TYPE OF REPORTING PERSON	IN

(1)	Consists of (i) 855,150 shares of Common Stock (as defined below) of the Issuer (as defined below) held of record by Fermain (as defined below); (ii) 2,624,341 shares of Common Stock held of record by Fermain, which shares were issued upon the automatic conversion of shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) upon the closing of the Issuer’s initial public offering (the “Offering”) on February 12, 2024; (iii) 68,172 shares of Common Stock issuable upon the exercise of stock options held by Mr. Gottschalk’s spouse, Jane Gottschalk; (iv) 16,600 shares of Common Stock purchased by Mr. Gottschalk in the Offering; and (v) 16,600 shares of Common Stock purchased by Mr. Gottschalk’s spouse, Jane Gottschalk, in the Offering. See Item 3 of this Schedule 13D for more information.

(2)	The reporting person is the beneficial owner of 3,580,863 shares of the Issuer’s Common Stock, which constitute approximately 22.99% of the class outstanding. The percentage calculation assumes that there are currently 15,578,449 outstanding shares of Common Stock of the Issuer, which was the number of shares of Common Stock outstanding upon the closing of the Offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on February 9, 2024 (the “Prospectus”).

1	NAME OF REPORTING PERSON Jane Gottschalk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,580,863 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,580,863 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,580,863 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	23.0% (2)
14	TYPE OF REPORTING PERSON	IN

(1)	Consists of (i) 855,150 shares of Common Stock held of record by Fermain; (ii) 2,624,341 shares of Common Stock held of record by Fermain, which shares were issued upon the automatic conversion of shares of Series A Preferred Stock upon the closing of the Offering on February 12, 2024; (iii) 68,172 shares of Common Stock issuable upon the exercise of stock options held by Ms. Gottschalk; (iv) 16,600 shares of Common Stock purchased by Ms. Gottschalk in the Offering; and (v) 16,600 shares of Common Stock purchased by Ms. Gottschalk’s spouse, Max Gottschalk, in the Offering. See Item 3 of this Schedule 13D for more information.

(2)	The reporting person is the beneficial owner of 3,580,863 shares of the Issuer’s Common Stock, which constitute approximately 22.99% of the class outstanding. The percentage calculation assumes that there are currently 15,578,449 outstanding shares of Common Stock of the Issuer, which was the number of shares of Common Stock outstanding upon the closing of the Offering, as reported in the Prospectus.

1	NAME OF REPORTING PERSON Fermain Limited (“Fermain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,479,491 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,479,491 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,479,491 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	22.3% (2)
14	TYPE OF REPORTING PERSON	OO

(1)	Consists of (i) 855,150 shares of Common Stock held of record by Fermain; and (ii) 2,624,341 shares of Common Stock held of record by Fermain, which shares were issued upon the automatic conversion of shares of Series A Preferred Stock upon the closing of the Offering on February 12, 2024. See Item 3 of this Schedule 13D for more information.

(2)	The reporting person is the beneficial owner of 3,479,491 shares of the Issuer’s Common Stock, which constitute approximately 22.34% of the class outstanding. The percentage calculation assumes that there are currently 15,578,449 outstanding shares of Common Stock of the Issuer, which was the number of shares of Common Stock outstanding upon the closing of the Offering, as reported in the Prospectus.

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

(a) This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Perfect Moment Ltd. (the “Issuer”).

(b) The Issuer’s principal executive offices are located at 307 Canalot Studios, 222 Kensal Road, London W10 5BN, United Kingdom.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) The persons and entities jointly filing this Schedule 13D are (i) Max Gottschalk, (ii) Jane Gottschalk and (iii) Fermain (as defined above) (collectively, the “Reporting Persons”). Fermain is controlled by Max Gottschalk and Jane Gottschalk, each of whom shares voting and dispositive control over Fermain shares with no single person controlling investment or voting decisions with respect to such shares. Max Gottschalk and Jane Gottschalk are spouses and each share voting and dispositive control over the shares of Common Stock beneficially owned by the other.

(b) The address of the principal place of business for each of Max Gottschalk and Jane Gottschalk is c/o Perfect Moment Ltd., 307 Canalot Studios, 222 Kensal Road, London W10 5BN, United Kingdom. The address of the principal place of business for Fermain is First Floor, Kingsway House, Havilland Street, St Peter Port, Guernsey GY1 2QE.

(c) The principal occupation of Max Gottschalk is Founding Partner of Vedra Partners Ltd., a multi-family office based in London and Switzerland. The principal occupation of Jane Gottschalk is Chief Creative Officer and Director of the Issuer. Fermain is Max Gottschalk’s private investment vehicle.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Fermain is a Guernsey non-cellular company. Max Gottschalk is a German citizen and Jane Gottschalk is a United Kingdom citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 15, 2021, Perfect Moment Asia Limited (“PMA”), the former parent entity of the Issuer and now a wholly-owned subsidiary of the Issuer, engaged in a share for share exchange with the Issuer, thereby creating the Issuer as the ultimate parent company. As part of the share for share exchange, existing PMA shareholders’ equity was exchanged for an equivalent amount of share capital in the Issuer in the form of Common Stock and preferred stock. As a result of the transaction, Fermain, which was an existing PMA shareholder, received 2,624,341 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and an additional 855,150 shares of Common Stock for nil consideration. The Series A Preferred Stock automatically converted into Common Stock on a one-for-one basis upon the closing of the Offering on February 12, 2024, without payment of additional consideration.

On August 24, 2021, the Issuer granted Jane Gottschalk stock options to purchase 68,172 shares of Common Stock pursuant to the Issuer’s 2021 Equity Incentive Plan (as amended, the “Plan”) for services rendered to the Issuer. These stock options have an exercise price of $3.50 per share, and are fully vested.

The Reporting Persons purchased in the Offering, which closed on February 12, 2024, an aggregate of 33,200 shares of Common Stock from the Issuer at a purchase price of $6.00 per share, or $199,200 in the aggregate, consisting of: (i) 16,600 shares of Common Stock purchased by Max Gottschalk and (ii) 16,600 shares of Common Stock purchased by Jane Gottschalk. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the SEC, dated February 7, 2024.

The source of the funds for all purchases and acquisitions by the Reporting Persons was personal funds. No borrowed funds were used to purchase any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Max Gottschalk serves as the Chairman of the Issuer’s Board of Directors and Jane Gottschalk serves as the Chief Creative Officer and Director of the Issuer, and, in such capacities, both may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D. Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

In connection with the Offering, the directors and officers of the Issuer and substantially all of the security holders of the Issuer, including the Reporting Persons, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they agreed, subject to certain exceptions, not to effect any direct or indirect sale, transfer or other disposition, for a period of twelve (12) months from the date of effectiveness of the Offering in the case of the Issuer’s executive officers and directors and holders of the Issuer’s securities over which the Issuer’s executive officers and directors exercise voting and dispositive control (which includes the Reporting Persons), and for a period of six (6) months from the date of effectiveness of the Offering for other holders of Common Stock and securities exercisable for or convertible into Common Stock. The foregoing description of the Lock-Up Agreements is a summary only and is qualified by reference to such description and the full text of the form of Lock-Up Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) and (b) See Rows 7-11 and 13 of the cover page of this Schedule 13D and Item 2 above.

(c) The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D.

Transaction	Purchaser	Date	No. Shares	Price
Conversion	Fermain	12-Feb-2024	2,624,341	(1)
Purchase	Max Gottschalk	12-Feb-2024	16,600(2)	$6.00
Purchase	Jane Gottschalk	12-Feb-2024	16,600(2)	$6.00

(1)	Upon the closing of the Offering on February 12, 2024, each share of Series A Preferred Stock automatically converted into Common Stock on a one-for-one basis, without payment of additional consideration.

(2)	Represents shares of Common Stock purchased in the Offering.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 6 by reference.

Pursuant to the terms of a stock option agreement, dated August 24, 2021, between the Issuer and Jane Gottschalk, the Issuer granted Jane Gottschalk stock options to purchase 68,172 shares of Common Stock pursuant to the Plan for services rendered to the Issuer. These stock options have an exercise price of $3.50 per share, and are fully vested. The foregoing description of Jane Gottschalk’s stock option agreement is a summary only and is qualified by reference the full text of her stock option agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

In their capacities as Chairman of the Issuer’s Board of Directors and Chief Creative Officer and Director, Max Gottschalk and Jane Gottschalk, respectively, may be entitled to receive equity compensation, including stock options or other equity awards, pursuant to the Plan. The terms and provisions of the Plan are described in the Issuer’s Registration Statement on Form S-1 filed in connection with the Offering, and the Plan and its amendment are filed as Exhibits 4 and 5 to this Schedule 13D and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1.	Underwriting Agreement, dated as of February 7, 2024, by and between the Issuer and ThinkEquity LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 13, 2024).
2.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.45 to the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on January 26, 2024).
3.	Stock Option Agreement, dated August 24, 2021, by and between Perfect Moment Ltd. and Jane Gottschalk.
4.	Perfect Moment Ltd. 2021 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on November 6, 2023).
5.	Amendment No. 1 to Perfect Moment Ltd.’s 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on January 26, 2024).
6.	Joint Filing Agreement, dated February 20, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

fermain limited

By:	/s/ Adaliz Lavarello
Name: Adaliz Lavarello
Title: Authorised Person for Corporate Director

By:	/s/ David Clarke
Name: David Clarke
Title: Authorised Person for Corporate Director

MAX GOTTSCHALK

By:	/s/ Max Gottschalk
Name: Max Gottschalk

JANE GOTTSCHALK

By:	/s/ Jane Gottschalk
Name: Jane Gottschalk